EXHIBIT 99.1

NOTICE OF
2007 ANNUAL GENERAL MEETING

INFORMATION CIRCULAR

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING	i
INFORMATION CIRCULAR	1
Solicitation of Proxies	1
Appointment of Proxyholder	1
Revocation of Proxy	2
Voting by Non-Registered Shareholders	2
Voting of Proxies	3
Exercise of Discretion	3
Voting Securities and Principal Holders of Voting Securities	4
Quorum and Votes Necessary	4
Particular Matters to be Acted Upon	4
Election of Directors	4
Appointment of Auditors	7
Corporate Governance	7
Composition of the Board	7
Board Committees	8
Summary of Attendance of Directors	11
Code of Ethical Conduct	11
Directors’ and Officers’ Liability Insurance	11
Executive Compensation	12
Summary Compensation Table	12
Long-Term Incentive Plan	13
Stock Options	13
Termination of Employment, Change in Responsibilities and Employment Contracts	16
Compensation Committee	16
Report on Executive Compensation	16
Compensation of Directors	19
Equity Compensation Plan Information	19
Performance Graph	20
Interest of Insiders in Material Transactions	20
Management Contracts	20
Interest of Certain Persons in Matters to be Acted Upon	21
Other Matters	21
Additional Information	21
Approval of this Circular	21

APPENDIX “A” – Corporate Governance Disclosure	A-1

PAN AMERICAN SILVER CORP.
NOTICE OF ANNUAL GENERAL MEETING
     NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the shareholders of PAN AMERICAN SILVER CORP. (the “Company”) will be held in the Vancouver Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia on Monday, April 30, 2007 at 2:00 p.m. (Vancouver time) for the following purposes:
1.	to receive and consider the consolidated financial statements of the Company for the financial year ended December 31, 2006, together with the auditors’ report thereon;

2.	to elect directors of the Company;

3.	to reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting;

4.	to authorize the directors of the Company to fix the remuneration to be paid to the auditors of the Company;

5.	to consider amendments to or variations of any matter identified in this Notice of Meeting; and

6.	to transact such further and other business that does not have a material effect on the business of the Company as may be properly brought before the Meeting or any and all adjournments thereof.
     Accompanying this Notice of Meeting are: (i) an Information Circular; (ii) an Instrument of Proxy and Notes thereto; and (iii) a reply card for use by shareholders who wish to receive the Company’s interim and annual financial statements and management’s discussion and analysis thereon.
     If you are a registered shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and deposit it with Computershare Investor Services Inc., Attention: Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.
     If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.
     If you have any questions about the procedures to be followed to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.
     This Notice of Meeting, the Information Circular, the Instrument of Proxy and notes thereto and the reply card are first being sent to shareholders of the Company on or about April 2, 2007.
     DATED at Vancouver, British Columbia, this 21st day of March, 2007.

BY ORDER OF THE BOARD

Robert Pirooz,
General Counsel and Secretary
 i

INFORMATION CIRCULAR
Solicitation of Proxies
     This Information Circular is furnished in connection with the solicitation by the management of PAN AMERICAN SILVER CORP. (the “Company”) of proxies to be voted at the annual general meeting of the shareholders of the Company to be held at 2:00 p.m. (Vancouver time) on Monday, April 30, 2007, in the Vancouver Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, and any adjournments thereof (the “Meeting”).
     Management’s solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company’s registrar and transfer agent. The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by the Company.
     Unless the context otherwise requires, references herein to “Pan American” mean the Company and its subsidiaries. The principal executive office of the Company is located at 1500 — 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. The telephone number is (604) 684-1175 and the facsimile number is (604) 684-0147. The Company’s website address is www.panamericansilver.com. The information on that website is not incorporated by reference into this Information Circular. The registered and records office of the Company is located at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2.
     Unless otherwise indicated, all currency amounts stated in this Information Circular are stated in the lawful currency of the United States.
     The date of this Information Circular is March 21, 2007, and it is first being sent to shareholders on or about April 2, 2007. The Annual Information Form disclosure required by Multilateral Instrument 52-110 – Audit Committees can be found in the Company’s Annual Information Form for the year ended December 31, 2006, under the heading “Audit Committee”, a copy of which is available on SEDAR at www.sedar.com.
Appointment of Proxyholder
     The persons named in the accompanying form of proxy for the Meeting are directors or officers of the Company, or both. A shareholder has the right to appoint some other person, who need not be a shareholder, to represent the shareholder at the Meeting by striking out the names of the persons designated in the accompanying form of proxy and by inserting that other person’s name in the blank space provided.
     The instrument appointing a proxyholder must be signed in writing by the shareholder, or such shareholder’s attorney authorized in writing. If the shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1,

Attention: Stock Transfer Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.
     If you have any questions about the procedures to be followed to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.
Revocation of Proxy
     A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chairman of the Meeting on the day of the Meeting, before any vote in respect of which the proxy is to be used shall have been taken. A shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with the Company’s registrar and transfer agent in the manner described above, or in any other manner permitted by law.
Voting by Non-Registered Shareholders
     Only registered shareholders or persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting. However, in many cases, common shares in the capital of the Company (the “Shares”) beneficially owned by a holder (a “Non-Registered Holder”) are registered either:
(a)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares, such as a bank, trust company, securities dealer or broker or trustee or administrator of self-administered RRSPs, RRIFs, RESPs or similar plans; or

(b)	in the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.
     In accordance with the requirements of applicable securities laws, the Company has distributed copies of the Notice of Meeting, this Information Circular, the form of proxy, and the reply card for use by shareholders who wish to receive the Company’s financial statements (collectively, the “Meeting Materials”) to the depositories and Intermediaries for onward distribution to Non-Registered Holders.
     Intermediaries are required to forward Meeting Materials to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies, such as ADP Canada or ADP, to forward the Meeting Materials to Non-Registered Holders. Non-Registered Holders who have not waived the right to receive Meeting Materials will either:
(a)	receive, as part of the Meeting Materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions provided by the Intermediary on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the internet); or

(b)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete this form of proxy and deposit it as described above.
     The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the accompanying proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its service company.
     In addition, there are two kinds of beneficial owners — those who object to their name being made known to the issuers of securities which they own (called “OBOs”, for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs”, for Non-Objecting Beneficial Owners). Up until September 2002, Issuers (including the Directors and Officers of the Corporation) had no knowledge of the identity of any of their beneficial owners including NOBOs. Subject to the provision of National Instrument 54-101, Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their Transfer Agents. Prior to September 1, 2004, issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the corporation, except for the distribution of proxy-related materials directly to NOBOs. This was the first stage of the implementation of NI 54-101. Effective for shareholder meetings taking place on or after September 1, 2004 issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs. This is the second stage of the implementation of NI 54-101.
     The Company has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our Transfer Agent, Computershare Investor Services Inc. (“Computershare”). These VIFs are to be completed and returned to Computershare in the envelope provided. In addition, Computershare provides both telephone voting and internet voting services, as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.
Voting of Proxies
     Shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Shares represented by such proxies will be voted accordingly. If no choice is specified, the persons designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting. If for any reason the instructions of a shareholder in a proxy are uncertain as they relate to the election of directors, the proxyholder will not vote the Shares represented by that proxy for any director.
Exercise of Discretion
     The accompanying form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the persons appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the accompanying form of proxy to vote in accordance with their best judgment on such matters of business. At the date of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.
Voting Securities and Principal Holders of Voting Securities
     The Company is authorized to issue 200,000,000 common shares without par value of which 76,251,782 fully paid and non-assessable Shares are issued and outstanding as of March 9, 2007. The holders of Shares are entitled to one vote for each Share held. The Company has no other classes of voting securities.
     Any holder of record of Shares at the close of business on Monday, March 9, 2007 will be entitled to receive notice of the Meeting. Any such shareholder who either personally attends the Meeting or has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Shares voted at the Meeting. The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.
     To the knowledge of the directors and senior officers of the Company, the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over, more than ten percent of the issued and outstanding Shares.

Name	Number of Shares Held	Percentage of Shares Held
Royce & Associates, LLC	8,468,728 Shares	11.11%(1)

(1)	Based on a Securities and Exchange Commission Schedule 13(g) filing dated January 24, 2007, for information as at December 31, 2006.
     This information was provided by management of the Company and the Company’s registrar and transfer agent.
Quorum and Votes Necessary
     Under the Company’s Articles, quorum for the transaction of business at a general meeting is two individuals who are shareholders, proxy holders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than 25% of the issued shares of the Company carrying the right to vote at that meeting. In the event there is only one shareholder, the quorum is one person personally present and being, or representing by proxy, that shareholder, or in the case of a corporate shareholder, a duly authorized representative of that shareholder.
     With respect to the proposed reappointment of the Company’s auditors and the authorization of the board of directors of the Company (the “Board”) to fix the remuneration to be paid to the Company’s auditors, the Business Corporations Act (British Columbia) requires that shareholders approve the proposed actions by ordinary resolution. An ordinary resolution means that the resolution must be approved by not less than a simple majority of the votes cast by the shareholders of the Company who voted in person or by proxy at the Meeting.
Particular Matters to be Acted Upon
Election of Directors
     The Board has determined that eight directors will be elected at the Meeting for the ensuing year.

     The term of office of each of the present directors expires at the close of the Meeting. Persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. In the absence of instructions to the contrary, the accompanying form of proxy will be voted for the nominees herein listed. Management does not contemplate that any of these nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder’s Shares are to be withheld from voting on the election of directors. Each director elected will hold office until the close of the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or with the provisions of the Business Corporations Act (British Columbia).
     The following table sets out the names of management’s nominees for election as directors, the municipality and province or state in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of shares of the Company or any of its subsidiaries beneficially owned by each nominee, directly or indirectly, or over which each nominee exercises control or direction as at March 9, 2007. All of the proposed nominees were duly elected as directors at the last Annual and Special Meeting of Shareholders held on May 3, 2006, with the exception of Mr. Robert P. Pirooz who is management’s nominee to serve as a director in place of Mr. John H. Wright who will retire from the Board after many years of appreciated service.

Principal Occupation,
	Business or Employment	Number of
Name, Residence and Position	Director Since	Shares Held

Ross J. Beaty (4) Vancouver, B.C. Canada Chairman	Chairman of the Company; formerly Chief Executive Officer of the Company. Director of the Company since September 30, 1988.	1,950,754 Shares(5) 197,900 Options

Geoffrey A. Burns(4) North Vancouver, B.C. Canada President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company; formerly Chief Financial Officer of Coeur d’Alene Mines Corporation. Director of the Company since July 1, 2003.	15,281 Shares 58,538 Options

William A. Fleckenstein(3)(4)(8) Seattle, Washington USA Director	President of Fleckenstein Capital, Inc. (investment counselling firm). Director of the Company since May 9, 1997.	223,584 Shares(6) 62,438 Options

Principal Occupation,
	Business or Employment	Number of
Name, Residence and Position	Director Since	Shares Held

Michael Larson(4) Seattle, Washington USA Director	Business Manager of Cascade Investment, LLC (a private investment company). Director of the Company since November 29, 1999.	3,331,439 Shares(7) 54,000 Options

Michael J.J. Maloney (1)(2)(3)(4) Seattle, Washington USA Director	Private Investor. Director of the Company from Sept. 25, 1995 to November 29, 1999; and re-elected March 2, 2000 to present.	27,399 Shares 58,500 Options

Robert P. Pirooz Vancouver, B.C. Canada General Counsel and Secretary, and Nominated as a Director	General Counsel and Secretary of the Company; formerly General Counsel, and Group Vice President with the BCR Group of Companies. Nominated to serve as a director.	1,561 Shares(5) 28,390 Options

Paul B. Sweeney(1)(4) Surrey, B.C. Canada Director	Executive Vice-President Corporate Development of Plutonic Power Corporation; formerly Vice President and Chief Financial Officer of Canico Resource Corp. Director of the Company since August 5, 1999.	7,368 Shares 30,000 Options

John M. Willson (1)(2)(4) Vancouver, B.C. Canada Director	Retired since April 2000; formerly Chief Executive Officer of Placer Dome Inc. Director of the Company since May 10, 2002.	9,368 Shares 8,000 Options

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Governance Committee.

(4)	Member of the Health Safety & Environment Committee.

(5)	Mr. Beaty holds directly, in trust for the Company, one share in the capital of Pan American Silver S.A. Mina Quiruvilca, an indirect subsidiary of the Company. Mr. Pirooz holds directly, in trust for the Company, one share in the capital of each of Pan American Silver (Peru) S.A.C, Minera Corner Bay S.A. de C.V, Trabajos Operativos Alamo Dorado S.A. de C.V. and Servicios Administrativos Alamo Dorado S.A. de C.V, indirect subsidiaries of the Company.

(6)	Mr. Fleckenstein holds a portion of these Shares directly and exercises control or direction over 176,300 Shares on behalf of the RTM fund.

(7)	Mr. Larson exercises control or direction over 3,320,000 Shares on behalf of Cascade Investment LLC, however beneficial ownership of such shares is specifically disclaimed.

(8)	Independent lead director.

     The information as to the municipality and province or state of residence, principal occupation, business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out in the above table is not within the knowledge of the directors or senior officers of the Company and has been furnished by the individual nominees as at March 9, 2007.
Appointment of Auditors
     Unless otherwise instructed, the accompanying form of proxy will be voted for: (a) the reappointment of Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office until the close of the next annual general meeting of the Company; and (b) the authorization of the Board to fix the remuneration to be paid to the auditors of the Company. Deloitte & Touche LLP were first appointed auditors of the Company on October 26, 1993.
Corporate Governance
     The Board is required to supervise the management of the business and affairs of the Company. In February 1996 the Board adopted a formal written mandate which defined its stewardship responsibilities. This mandate was revised, amended and restated in April 2003, March 2005 and again in November 2005, in light of the adoption of Multilateral Instrument 52-110 – Audit Committees, National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and National Instrument 58-201 — Corporate Governance Guidelines (“NI 58-201” and, together with NI 58-101, the “Corporate Governance Disclosure Rules”) as well as the provisions of the Sarbanes-Oxley Act of 2002 and the Nasdaq’s corporate governance requirements (the “Nasdaq rules”).
     The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders’ interests and maximizing shareholder value.
     Both the Corporate Governance Disclosure Rules and the Nasdaq rules have established guidelines for effective governance of listed companies. The Board is of the view that the Company’s system of corporate governance meets or exceeds these guidelines.
     The Company’s corporate governance practices are compared with the NI 58-101 guidelines for effective corporate governance in Appendix “A” to this Information Circular.
Composition of the Board
     The Board currently consists of eight directors, six of whom, William A. Fleckenstein, Michael Larson, Michael J.J. Maloney, Paul B. Sweeney, John M. Willson and John H. Wright, qualify as independent directors under, Multilateral Instrument 52-110 – Audit Committees and the Nasdaq rules, and are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company. Mr. Wright previously served as President and Chief Operating Officer of the Company from 1998 until July 2003. Mr. Wright qualified as an independent director under Nasdaq rules in July 2006. Mr. Wright is not standing for re-election at the Company’s Meeting, and will be replaced by Robert P. Pirooz who is currently the Company’s General Counsel and Secretary. Ross J. Beaty, and Geoffrey A. Burns are related directors who are not independent due to their management position with the Company and if elected as a director, Robert P. Pirooz will not be considered independent due to his management position with the Company.

Board Committees
     The Board has established four committees: the Audit Committee, the Compensation Committee, the Health, Safety and Environment Committee and the Nominating and Governance Committee. Each committee operates in accordance with the Board’s formal written mandate which defines its stewardship responsibilities. Committee members are appointed annually following the Company’s annual general meeting.
     The following is a description of the composition and mandate for each of the committees of the Board.
Audit Committee
     The Audit Committee is composed of three directors, all of whom are unrelated and independent directors for the purposes of the Corporate Governance Disclosure Rules and all of whom are independent directors for purposes of the Nasdaq rules. The Chairman of the Audit Committee is Paul B. Sweeney. All members of the Audit Committee are financially literate. The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement. Mr. Sweeney has significant employment experience in finance and accounting — he previously served as the Chief Financial Officer of Canico Resource Corp., Manhattan Minerals Corp. and Sutton Resources Ltd. - and has the requisite professional certification in accounting, as a member of the Certified General Accountants Association of British Columbia, to meet the criteria of a financial expert within the meaning of section 407 of the Sarbanes-Oxley Act of 2002.
     The Audit Committee assists the Board in its oversight functions as they relate to the integrity of the Company’s financial statements and accounting processes, and the independent auditors qualifications and independence. In this regard the Audit Committee has primary responsibility for the Company’s financial reporting, accounting systems and internal controls. The Audit Committee has the following duties and responsibilities: (a) assisting the Board in fulfilling its responsibilities relating to the Company’s accounting and reporting practices; (b) reviewing the audited financial statements of the Company and recommending whether such statements should be approved by the Board; (c) reviewing and approving unaudited interim financial statements of the Company; (d) reviewing and approving the Company’s MD&A and any press releases related to the annual and interim financial statements or any MD&A before the Company discloses this information; (e) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where appropriate, the removal of the Company’s independent auditors; (f) recommending to the Board the compensation to be paid to the independent auditors; (g) reviewing the audit engagement and scope of audits to be conducted by the Company’s independent auditors; (h) monitoring and evaluating the independence and performance of the Company’s independent auditors; (i) overseeing the work of the Company’s independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting; (j) pre-approving all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services; (k) in consultation with management and the independent auditors, reviewing the integrity, adequacy and timeliness of the Company’s financial reporting and internal control structure; (l) monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting and disclosure; (m) discussing with management and the independent auditor the adequacy and effectiveness of the Company’s financial accounting systems and internal control procedures; (n) reviewing and approving the appointment of the Company’s chief financial officer and key financial executives; (o) establishing procedures for the receipt, retention, confidentiality and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; (p) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee set out in the Board’s formal written mandate; and (q) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it. The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditors, as it determines necessary to carry out its duties, at the expense of the Company. Additional information relating to the Audit Committee is contained under the heading “Audit Committee” and in Appendix “A” of the Company’s Annual Information Form for the year ended December 31, 2006.
     The Audit Committee has prohibited the use of the Company’s independent auditors for the following non-audit services:
•	bookkeeping or other services related to the accounting records or financial statements of the Company;

•	financial information systems design and implementation, except for services provided in connection with the assessment, design and implementation of internal account controls and risk management controls;

•	appraisal or valuation services, fairness opinions or contribution-in-kind reports, where the results of any valuation or appraisal would be material to the Company’s financial statements or where the accounting firm providing the appraisal, valuation, opinion or report would audit the results;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources functions;

•	broker-dealer, investment advisor or investment banking services;

•	legal services; and

•	expert services unrelated to audits.
     As described above under the heading “Particular Matters to be Acted Upon – Appointment of Auditors”, the auditors of the Company are Deloitte & Touche LLP. Fees paid or accrued by the Company and its subsidiaries for audit and other services provided by Deloitte & Touche LLP and its related entities during the years ended December 31, 2006 and 2005 were as follows:

	Year ended December 31,	Year ended December 31,
	2006 (CAD$)	2005 (CAD$)

Audit Fees	$1,168,275	$347,900
Audit Related Fees	nil	3,000
Tax-Related Fees	nil	57,000
Other Fees	nil	nil

Total:	$1,168,275	$407,900

The Audit Committee approved all audit and non-audit services provided by Deloitte & Touche LLP to the Company in 2006 and 2005.
Compensation Committee
     The Compensation Committee is comprised of two directors, both of whom are independent directors for the purposes of both the Corporate Governance Disclosure Rules and the Nasdaq rules. The Chairman of the Compensation Committee is John M. Willson. The Compensation Committee reviews and makes recommendations to the Board in respect of the overall compensation strategy, salary and benefits, and succession planning, of the executive officers of the Company. In addition, the Compensation Committee is responsible for reviewing any agreements with executive officers that may address retirement, termination of employment or special circumstances, and for the general compensation structure, policies and incentive programs of the Company, including the administration of the Company’s Stock Option Plan, as defined below, and for delivering an annual report to shareholders on executive compensation. The Compensation Committee annually reviews and makes recommendations to the Board for approval with respect to annual and long term corporate goals and objectives relevant for determining the compensation for the Chief Executive Officer and the Chairman of the Board, and annually reviews the performance of the Chief Executive Officer and Chairman relative to the goals and objectives established.
Health, Safety and Environment Committee
     The Health, Safety and Environment Committee consists of all eight directors (which represents all of the members of the Board), six of whom are independent directors for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq rules. The Chairman of the Health, Safety and Environment Committee, Ross J. Beaty, is a related director and is not independent. The Company recognizes that proper care of the environment and the health and safety of its employees is integral to its existence, its employees, the communities in which is operates and all of its operations. Accordingly, the Company has directed its operating subsidiaries to conduct all operations in an environmentally ethical manner having regard to local laws, requirements and policies (the “Global Statement”) and to the Company’s Health and Safety Policy and Environmental Policy (the “HSE Policies”). The Company’s operating subsidiaries have responsibility for compliance with the Global Statement and the HSE Policies, and in connection therewith, are committed to, inter alia: (i) complying with applicable environmental laws and regulations of the countries and regions in which they operate; (ii) exploring, designing, constructing, operating and closing mining and processing operations by utilizing effective and proven practices that minimize potentially harmful environmental impacts; (iii) educating employees regarding environmental matters and potential work environment hazards, and how to implement accident prevention programs; (iv) conducting regular reviews and reporting findings to management and the Board to ensure complete and transparent corporate wide knowledge of the Company’s environmental performance; (v) ensuring that emergency response plans are in place at each operation to protect against unforeseen events that may harm the environment; (vi) developing, operating and auditing environmental management systems at each of the Company’s operations that meet or exceed those in use by other peer companies; (vii) providing a safe work environment by minimizing and/or eliminating hazards; (viii) providing for audits of health and safety programs; and (ix) developing and operating health and safety management programs at each of the Company’s operations. The Health, Safety and Environment Committee oversees audits made of all construction, exploitation, remediation and mining activities undertaken by the Company’s operating subsidiaries, to assess consistency with the Global Statement, HSE Policies and industry best practices.
Nominating and Governance Committee
     The Nominating and Governance Committee consists of two directors, both of whom are independent directors for the purposes of both the Corporate Governance Disclosure Rules and the Nasdaq rules. The Chairman of the Nominating and Governance Committee is Michael J.J. Maloney. The Nominating and Governance Committee: oversees the effective functioning of the Board; oversees the relationship between the Board and management of the Company; ensures that the Board can function independently of management at such times as is desirable or necessary; assists the Board in providing efficient and effective corporate governance for the benefit of shareholders; identifies possible nominees for the Board; reviews the qualifications of possible nominees for, and current members of, the Board; in conjunction with the Chairman and Chief Executive Officer ensures that new directors are provided with an orientation and education program; and reviews the Company’s Code of Ethical Conduct. The Nominating and Governance Committee also reviews and makes recommendations to the Board with respect to: (i) the independence of each director; (ii) the competencies, skills and experience that each existing director should possess; (iii) the appropriate size and composition of the Board; (iv) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to the committees; (v) the appropriateness of the terms of the mandate and responsibilities of the Board; (iv) the compensation of the directors of the Company in light of time commitments, comparative fees, risks and responsibilities; (v) the directorships, if any, held by the Company’s directors and officers in other corporations; and (vi) the Company’s corporate governance disclosure.
Summary of Attendance of Directors
     The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended December 31, 2006:

				Nominating and	Health, Safety and
Director	Board	Audit	Compensation	Governance	Environment(1)
	10 meetings	8 meetings	5 meetings	1 meeting	4 meetings
Ross J. Beaty	9/10	—	—	—	4/4

Geoffrey A. Burns	10/10	—	—	—	4/4

William A. Fleckenstein	9/10	—	—	1/1	4/4

Michael Larson	8/10	—	—	—	3/4

Michael J.J. Maloney	10/10	8/8	5/5	1/1	4/4

Paul B. Sweeney	10/10	8/8	—	—	4/4

John M. Willson	10/10	7/8	5/5	—	4/4

John H. Wright	10/10	—	—	—	4/4

(1)	The Health, Safety and Environment Committee currently consists of all members of the Board, accordingly the Board addressed Health, Safety and Environment matters at 4 Board meetings held in 2006. No additional committee meeting fees for attendance were paid to the directors in this regard.
Code of Ethical Conduct
     As part of its stewardship responsibilities, in February of 2003, the Board adopted formal “Standards of Ethical Conduct” which were designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure. These standards were revised, amended and restated as a “Code of Ethical Conduct” (the “Code”) in November of 2005 in light of the adoption of NI 58-201 and NI 58-101. The Code is applicable to all of the Company’s directors, officers and employees. The full text of the Code is available free of charge to any person upon request from the General Counsel and Secretary of the Company at 1500 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, Telephone: (604) 684-1175. The Board, through the Nominating and Governance Committee, monitors compliance with the Code and is responsible for the granting of any waivers from the Code to directors or executive officers. Disclosure will be made by the Company of any waiver from the requirements of the Code granted to the Company’s directors or executive officers in the Company’s quarterly report that immediately follows the grant of such waiver.
Directors’ and Officers’ Liability Insurance
     The Company maintains two Directors’ and Officers’ Liability Insurance Policies covering a period of one year from August 31, 2006 (the “Policy Year”) with an aggregate limit on liability of $25,000,000 to cover the directors and officers of the Company and its subsidiaries, individually and as a group. The insured company would bear the first $200,000 of any loss, except in the cases of losses arising in connection with US securities related claims where the insured company would bear the first $500,000 of any loss.

     The Company paid aggregate premiums of $376,000 for such insurance for the Policy Year.
Executive Compensation
Summary Compensation Table
     The following table sets forth a summary of the total compensation paid to, or earned by, the Company’s Chairman, Chief Executive Officer, the Company’s Chief Financial Officer and the three other most highly paid executive officers of the Company and any of its subsidiaries (each a “Named Executive Officer”) during the three most recently completed financial years.
Summary Compensation Table (1)

		Annual Compensation $(5)			Long-Term Compensation
					Awards
					Number of
					Shares	Number of Bonus Shares	All Other
Name and				Other Annual	Under Option	Subject to Resale	Compensation
Principal Position	Year	Salary	Bonus	Compensation	Granted (4)	Restrictions (2)(3)	$(4)
Ross J. Beaty	2006	179,743	89,258	—	15,051
Chairman	2005	156,080	32,414	—	14,000	1,290	99,544
	2004	130,616	56,672	—	—	1,179	77,963

Geoffrey A. Burns	2006	249,678	123,990	—	20,904	1,643	126,754
President and Chief	2005	225,093	39,392	—	—	1,638	108,281
Executive Officer	2004	230,500	70,343	—	—	—	—

A. Robert Doyle	2006	184,423	69,819	—	12,174	993	76,599
Chief Financial Officer	2005	158,613	39,328	—	—	954	63,063
Officer	2004	144,139	36,632	—	120,000	—	—

Andrés Dasso	2006	226,707	89,134	—	14,011	1,190
Executive Director	2005	201,600	42,310	—	14,000	1,098	91,792
of Pan American	2004	192,000	53,280	—	—	—	72,576
Silver Peru, S.A.

Steven Busby	2006	215,821	87,076	—	14,248	1,267	97,798
Senior Vice	2005	185,630	51,781	—	—	1,116	73,805
President, Project	2004	163,655	50,120	—	—	—	—
Development

Andrew Pooler	2006	202,892	68,525	—	11,502	986	76,110
Senior Vice	2005	165,500	35,348	—	—	901	59,580
President, Mining	2004	157,500	50,120	—	—	—	—
Operations

(1)	In accordance with applicable securities legislation, perquisites and other personal benefits that in the aggregate do not exceed the lesser of CAD$50,000 or 10% of the total of the annual salary and bonus for any Named Executive Officer are not reported.

(2)	Represents the number of bonus Shares earned by the Named Executive Officers in respect of the year ended December 31, 2006. These bonus Shares are subject to a no trading legend of 2 years, and will be eligible for trading on January 2, 2009. The aggregate number of bonus Shares earned by Company employees for 2006 was 14,810, with a total value of $433,495. The Company also provided a tax gross-up payment to the Named Executive Officers in the amount of CAD $13,216, CAD $16,829, CAD $10,170, CAD $12,187, CAD $12,984, CAD $10,105 to Messrs. Beaty, Burns, Doyle, Dasso, Busby, and Pooler respectively with respect to these bonus shares.

(3)	Represents the number of bonus Shares earned by Named Executive Officers in respect of the year ended December 31, 2005 and which were granted out of the Stock Option Plan on January 3, 2006. These bonus Shares are subject to a no trading legend of 2 years, and will eligible for trading on January 3, 2008. The aggregate number of bonus Shares earned by Company employees for 2005 was 14,449, with a total value of $318,406. The Company also provided a tax gross-up payment to the Named Executive Officers in the amount of CAD $9,096, CAD $12,633, CAD $7,357, CAD $8,467, CAD $8,611, CAD $6,951 to Messrs. Beaty, Burns, Doyle, Dasso, Busby, and Pooler respectively with respect to these bonus shares.

(4)	Options granted in 2006 are disclosed in the table under “Number of Shares Under Option Granted” in 2006, and the cash value of these same options earned in 2005 is disclosed in the table under “All Other Compensation” in the year 2005. The cash value of the options earned in the year 2006, is disclosed in the table “All Other Compensation” in the year 2006. Such stock options were granted in January, 2007 and vest over a three year period. For 2006 the cash value of the options was converted to US currency at a CAD =1 US dollar exchange rate of 1.1380. Please also refer to information contained in this Information Circular under the heading “Termination of Employment, Change in Responsibilities and Employment Contracts.”

(5)	Except for Messrs. Pooler and Dasso, annual salary and bonus are paid to the Named Executive Officers in Canadian dollars, and for the purposes of this table have been converted to US currency at a CAD =1 US dollar exchange rate of 1.1653.
Long-Term Incentive Plan
     The long-term incentive plan guidance was approved by the Board on December 9, 2005 (the “Long-Term Incentive Plan”). No options, Shares or other securities are issued under the Long-Term Incentive Plan. Under the terms of the Long-Term Incentive Plan, guidance is provided regarding the grant of stock options and Shares under the Stock Option Plan (defined below under “Stock Options”) to those holding senior management positions with the Company.
     The Long-Term Incentive Plan was designed to create a sense of ownership by the key employees of the Company and to link the compensation of such employees with the performance of the Company. This plan provides a formula for calculating an incentive target award for each eligible employee of the Company. Targets are based on an employee’s salary and are directly dependent on an employee’s responsibilities and contribution with regard to the long-term performance of the Company.
Stock Options
     The current stock option and stock bonus plan (the “Stock Option Plan”) governing the Company’s issuance of stock options and bonus shares was established by the Board on March 31, 2005 (and approved by shareholders on April 28, 2005) and is given effect in conjunction with the Company’s Long-Term Incentive Plan. The Stock Option Plan contemplates (i) the granting of options to purchase Shares and/or (ii) the direct issuance of bonus Shares to executive officers, directors and “Service Providers” of the Company. A “Service Provider” is defined as: (a) an employee of the Company or any of its subsidiaries; (b) any other person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company; or (c) any person who is providing ongoing management or consulting services to the Company or to any entity controlled by the Company indirectly through a company that is a Service Provider.
     The purpose of granting such options and/or bonus shares is to assist the Company in attracting, retaining and motivating executive officers, directors and Service Providers and to more closely align the personal interests of such executive officers, directors and Service Providers to those of the shareholders. The Stock Option Plan is intended to be competitive with the benefit programs of other companies in the mining industry.
     The Stock Option Plan complies with the rules set forth for such plans by the TSX and Nasdaq.
     The term of any options granted under the Stock Option Plan will be at the discretion of the Board, but will not be in excess of ten years in accordance with the rules and policies of any stock exchange or securities market on which Shares are listed. Any grant of options under the Stock Option Plan will be within the discretion of the Board. In addition, the Stock Option Plan gives authority to the Board, in its sole discretion, to allot, issue and deliver up to a total of 50,000 common bonus Shares in each calendar year. The maximum number of Shares which may be issued pursuant to options granted or bonus Shares issued under the Stock Option Plan may be equal to, but will not exceed at any time, 10% of the total number of the issued and outstanding common shares in the capital of the Company as of the grant-date on a non-diluted basis. The number of Shares which may be issuable to any one optionee under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding common shares in the capital of the Company on a non-diluted basis. In addition, the number of Shares which may be issuable under the Stock Option Plan, together with all the Company’s other previously established or proposed share compensation arrangements, within a one year period: (i) to insiders of the Company in aggregate, shall not exceed 10% of the outstanding issue; and (ii) to one optionee who is an insider of the Company or any associates of such insider, shall not exceed 5% of the outstanding issue. The exercise price of options granted under the Stock Option Plan will be set as the weighted average trading price of Shares on the TSX or Nasdaq, as the Board may select, for the five trading days (in which at least one board lot of the Shares were traded) prior to the date the option was granted. Under the Stock Option Plan, options are non-assignable and non-transferable. The options granted under the Stock Option Plan will terminate on the earlier of the expiry date of the options or 30 days after termination of employment, office or the date the individual ceases to be a Service Provider, where the reason for termination of the individual was otherwise than for cause or by reason of death or disability. In the event of termination for cause, the options granted under the Stock Option Plan will terminate immediately upon the date which the individual ceases to be a director, officer or Service Provider. In the event the individual ceases to be a director, officer or Service Provider due to death or disability, the options granted under the Stock Option Plan will terminate upon the earlier of the expiry date and 12 months after the date of death or disability. The Stock Option Plan also contains an adjustment mechanism to alter, as appropriate, the option price or number of shares issuable under the Stock Option Plan upon a share reorganization, corporate reorganization or other such event not in the ordinary course of business which alters share price or number of Shares outstanding. As at March 9, 2007 there were options outstanding under the Stock Option Plan to acquire up to 938,194 Shares.
     The Company provides no financial assistance to facilitate the purchase of Shares to directors, officers or employees who hold options granted under the Stock Option Plan.
     The following table sets forth information concerning options granted in respect of the Company’s common shares to the Named Executive Officers during the Company’s most recently completed financial year. No stock appreciation rights are outstanding and it is currently intended that none be issued.
Option Grants During the Most Recently Completed Financial Year

		% of Total		Market Value of
	Number of	Options Granted	Conversion/	Securities Underlying
	Securities	to Employees in	Exercise	Options on the Date of
Name	Under Option	Financial Year	Price(1)	Grant ($/Securities)(2)	Expiry Date
Ross J. Beaty Chairman	15,051	8%	22.04	23.03	January 3, 2011

Geoffrey A. Burns President and Chief Executive Officer	20,904	11%	22.04	23.03	January 3, 2011

A. Robert Doyle Chief Financial Officer	12,174	7%	22.04	23.03	January 3, 2011

Andres Dasso Executive Director of Pan American Silver Peru, S.A.	14,011	8%	22.04	23.03	January 3, 2011

		% of Total		Market Value of
	Number of	Options Granted	Conversion/	Securities Underlying
	Securities	to Employees in	Exercise	Options on the Date of
Name	Under Option	Financial Year	Price(1)	Grant ($/Securities)(2)	Expiry Date
Steven Busby Senior Vice President, Project Development	14,248	8%	22.04	23.03	January 3, 2011

Andrew Pooler Senior Vice President, Mining Operations	14,011	6%	22.04	23.03	January 3, 2011

(1)	The weighted average trading price of the Company’s Common shares on the TSX on the 5 trading days prior to the date of grant. Dollar amounts are in Canadian dollars.

(2)	The TSX closing price on January 3, 2006. Dollar amounts are in Canadian dollars.
     The following table sets forth information concerning the exercise of options for common shares in the Company under the Stock Option Plan during the financial year ended December 31, 2006 and the value at December 31, 2006 of unexercised in-the-money options under the Stock Option Plan held by each of the Named Executive Officers.
Option Exercises During the Most Recently Completed Financial Year

			Unexercised	Value of Unexercised
			Options at	in- the-Money Options
	Securities		Financial Year End	at Financial Year End
	Acquired	Aggregate Realized	Exercisable/	Exercisable ($)/
Name	on Exercise	Value ($)(1)	Unexercisable	Unexercisable ($)(1)(2)
Ross J. Beaty Chairman	Nil	Nil	159,667 / 24,384	3,831,470 / 209,705

Geoffrey A. Burns President and Chief Executive Officer	70,000	1,166,200	20,000 / 20,904	410,000 / 153,853

A. Robert Doyle Chief Financial Officer	20,000	217,200	10,000 / 42,174	129,000/ 476,600

Andres Dasso Executive Director of Pan American Silver Peru, S.A.	5,000	79,200	4,667 / 23,344	49,470 / 202,051

Steven Busby Senior Vice President, Project Development	30,000	404,100	50,000 / 14,248	992,000 / 104,865

Andrew Pooler Senior Vice President, Mining Operations	Nil	Nil	50,000/ 11,502	959,000 / 84,655

(1)	Dollar amounts are in Canadian dollars.

(2)	The last closing board lot sale price of Common Shares on the TSX as at December 31, 2006 was CAD $29.40.

Termination of Employment, Change in Responsibilities and Employment Contracts
     Of the Named Executive Officers, Geoffrey A. Burns, the Company’s President and Chief Executive Officer; Robert Doyle, the Company’s Chief Financial Officer; Andrew Pooler, the Company’s Senior Vice-President of Mining Operations; and Steven L. Busby, the Company’s Senior Vice President of Project Development are currently engaged under employment contracts. Each of these contracts is for an indefinite term and each provides for a base salary (as may be adjusted annually by such amount as the Board determines upon recommendation by the Compensation Committee), discretionary bonus, grant of stock options, vacation time, and various benefits including life, disability, medical and dental insurance. Each contract further provides for reimbursement of reasonable employment related expenses, including a one-time reimbursement for moving expenses. In addition to these terms, the employment contract of Geoffrey A. Burns provided for a signing bonus and the use of a parking stall. The employment contracts also provide for termination payments in certain circumstances. In the event of termination without just cause, all four of the employment contracts provide for a termination payment equal to one year’s annual salary (and in the case of Geoffrey A. Burns, plus one month’s salary for each fully completed year of continuous employment with the Company, not to exceed two times annual salary). For Andrew Pooler, and Steven L. Busby, their contracts further provide that if they provide at least one month notice of resignation, and exercise their right to resign within three months of any person acquiring 50% of the outstanding Shares or acquiring sufficient Shares to replace the majority of the Company’s Board with such person’s nominees, they are entitled to a termination payment equal to one years’ annual salary together with benefits for a twelve-month period. For Geoffrey A. Burns, his contract provides that a resignation within 6 months of any person acquiring 50% of the outstanding Shares or acquiring sufficient Shares to replace the majority of the Company’s Board with such person’s nominees entitles him to a termination payment equal to two years’ annual salary together with benefits for a twelve-month period. For A. Robert Doyle, his contract provides that a resignation under these same circumstances entitles him to a termination payment equal to one year’s annual salary together with benefits for a twelve-month period and the vesting of all options granted, upon the effective date of resignation, after a change in control.
Compensation Committee
     The Company has a compensation committee comprised of the following directors: John M. Willson and Michael J.J. Maloney. The Chairman of the compensation committee is John M. Willson. The duties and responsibilities of the Compensation Committee are set out in this Information Circular under the heading “Corporate Governance — Board Committees – Compensation Committee”.
Report on Executive Compensation
     The Company’s compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other Canadian mining companies with international operations of similar size and scope. The structure complies with the Company’s statement of Compensation Philosophy which was adopted in February 2005. Each executive officer’s position is evaluated to establish skill requirements and level of responsibility and this evaluation provides a basis for internal and external comparisons of positions. In addition to industry comparables, the Board and the Compensation Committee consider a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-term interests of the Company and its shareholders, overall financial and operating performance of the Company and the Board’s and the Compensation Committee’s assessment of each executive’s individual performance and contribution towards meeting corporate objectives. Executive officer compensation is composed of four major components: base salary, participation in the Company’s Annual Incentive Plan (the “AIP”), participation in the Long-Term Incentive Plan and extended group benefits.

     Base salary ranges are determined following a review of market data for similar positions in Canadian mining companies with international operations of comparable size and scope. The salary for each executive officer’s position is then determined having regard for the incumbent’s responsibilities, individual performance factors, overall corporate performance, potential for advancement, and the assessment of the Board and the Compensation Committee of such matters as are presented by management. For 2006, the Company increased the base salary of a number of its executive officers, including the Chairman, President and CEO, Senior Vice President, Mining Operations, Senior Vice President, Project Development and the Chief Financial Officer, in recognition of the Company’s continued growth in silver reserves and resources, the strong performance of the Company’s share price and in light of recent compensation trends among comparable resource companies.
     The second component of the executive officers’ compensation is an annual cash or share bonus earned under the guidelines of the Company’s AIP. In light of a recommendation from the Compensation Committee, the Board may grant executive officers cash or share bonuses. To date the performance criteria and objectives considered by the Compensation Committee and the Board for determining the availability of such bonuses include Pan American’s performance primarily measured against its annual budget as approved by the Board and each executive officer’s individual targets, set based on each position’s relative responsibilities, accountabilities and contribution to achieving and surpassing the Company’s annual budget targets. The AIP target for participants is established and may be adjusted, as required. Each AIP participant will have an established target for his/her annual incentive pay. The target for each participant is determined by virtue of his or her position and the influence that position can have on the Company’s annual performance, and ranges from 15% to 50% of the individuals annual base salary. Performance is measured against objectives that have been established at the beginning of the fiscal year. Annual objectives are developed for the Company, and the individual. The relative importance of each is identified by the weight assigned to the objective. The objectives may be of a long-term (greater than one year) and short-term (one year or less) nature. Within those objectives, regardless of the total time required for achievement, twelve-month goals and timetables against which performance can be measured, must be set. Objectives will be of three kinds, broad company objectives, department or property objectives, and individual objectives. For 2006, the Company paid in early 2007 an aggregate cash bonus of $1.367 million to 31 senior managers and executive officers of the Company and certain of its subsidiaries predominantly in consideration of the Company’s accomplishments in project development through feasibility and construction efforts including the construction of the Alamo Dorado Mine, and successes in exploration, which replaced all ounces mined and increased total proven and probable reserves. In addition, in 2006 the Company generated positive cash flow and net income significantly above budget, and produced silver at significantly less than budgeted cash costs. Performance targets relating to production per share, budgeted production, and safety objectives, were not met. The weight assigned to each of these Company performance measure objectives was either 5%, 10% or 15%, with multiplying performance factors ranging from 0 to 2.00. For individual performance, each individual’s objective is evaluated at the end of the year and a performance level and corresponding factor is applied to each. Performance factors are based on an objective evaluation of the results or, if appropriate, a subjective evaluation. The performance levels are designed to force clear definitions of what results are expected and to provide consistency in evaluating results. At the completion of the performance period, if 100% of the goal is achieved, the performance factor is 1.00; if 200% or more of the goal is met, the performance factor is 2.0. If a significant portion of the objective is achieved (80%), the employee may receive a performance factor rating 0.50. Achieving anything below 80% of an objective receives a performance factor of 0.
     AIP payments are determined on the basis of Company and individual performance. In 2006, 50% of the AIP payment was based on Company performance and 50% was based on individual performance with the exception of the Chairman and the Chief Executive Officer whose AIP payment was based 100% on Company performance. The ratio may be adjusted from year to year by the Compensation Committee, depending on the level of Company, departmental or individual focus desired.

     For 2006, the Company’s performance rating was 101%.
     The individual performance ratings for the named executive group ranged from 90% to 110%.
     The third component of the executive officers’ compensation is granting of stock options and issuance of bonus Shares. The Compensation Committee or the Board, subject to approval by regulatory authorities, may from time to time grant stock options and bonus Shares to senior managers and executive officers. This is intended to help attract and retain employees by providing them with an opportunity to participate in the future success of the Company and to align the interest of the employee with those of the Company and its shareholders.
     The Company’s Long-Term Incentive Plan provides guidance regarding an annual grant of options and bonus Shares to those holding senior and corporate management positions by providing a formula for calculating the incentive target for each eligible employee that is based on a percentage of base salary. Seventy five percent of the Long-Term Incentive Plan target will be made available as options and the remaining 25% will be made available as common shares of the Company. The Long-Term Incentive Plan is based on individual performance measures and targets, and is reviewed annually. Participation is limited to key management positions having responsibility for influencing the policy and strategy of the Company. In the past, options were generally granted to newly hired executive officers at the time of their initial employment. The Company had placed strong reliance on stock options in terms of the total compensation of its executive officers in keeping with overall compensation trends in the Canadian mining industry and to conserve the Company’s cash. However, since the implementation of the Long-Term Incentive Plan in 2005, the practice of granting options upon hire has been curtailed.
     The fourth component of the executive officers’ compensation is extended group benefits. The Company makes available an array of quality group benefit alternatives to address employee health and other needs, and those of their dependents.
     The Company’s compensation practices will be regularly monitored by the Compensation Committee and will be modified as required, to ensure the Company maintains its competitiveness and that it appropriately recognizes growth and change within the organization.
     Mr. Geoffrey A. Burns, the President and Chief Executive Officer of the Company, has a current base salary of CAD $330,000 that was approved by the Compensation Committee to be effective January 1, 2007. The overall base salary compensation for Mr. Burns is determined on the basis of a review of market data for similar positions in Canadian mining companies with international operations of comparable size and scope. For the year ended December 31, 2006, the compensation committee determined that Mr. Burns’ AIP bonus was based solely on the Company’s performance in 2006, which was 101% of target.
John M. Willson
Michael J.J. Maloney

Compensation of Directors
     Each non-executive director of the Company receives annual compensation, starting on the date of the annual general meeting at which he or she is elected or re-elected as a director and ending on the date immediately prior to the date of the Company’s next annual general meeting, of either:
(i)	common shares in the capital of the Company having a value of US$70,000 based on the 10-day weighted average of the Company’s common stock on the Nasdaq National Market immediately prior to the annual general meeting; or

(ii)	options to purchase common shares in the capital of the Company having a value of US$70,000, according to the Black-Scholes formula. The exercise price of such options will be equal to the weighted average trading price of the Company’s common stock on the Nasdaq National Market on the five trading days (on which at least one board lot of the common shares was traded) prior to the annual general meeting. The options will vest immediately and will expire ten years after the date on which they were granted.
     In 2006, each of the non-executive directors received common shares in the capital of the Company pursuant to subsection (i) above, except for Mr. Fleckenstein who received options to purchase common shares pursuant to subsection (ii). In addition to the annual compensation amount, each non-executive chair of a Board committee receives a $3,000 cash fee annually and each non-executive director on a Board committee receives a $1,000 cash fee for each committee meeting attended.
     The Company reimburses its directors for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for corporate purposes.
     The Nominating and Governance Committee will review the compensation of directors in 2007.
Equity Compensation Plan Information
     The following table sets forth information concerning the issuance of Shares under the Stock Option Plan for the financial year ended December 31, 2006.

Number of securities
remaining available for
	Number of securities to be	Weighted-average exercise	future issuance under
	issued upon exercise of	price of outstanding	equity compensation plans
	outstanding options,	options, warrants and	(excluding securities
	warrants and rights	rights	reflected in column(a))
Plan Category	(a)	(b) (2)	(c)
Equity compensation plans approved by securityholders	919,415 (1)	$12.11	6,700,127 (3)
Total:	919,415	$12.11	6,700,127

(1)	Includes 10,000 options with a weighted-average exercise price of CAD $12.00, issued as replacement options pursuant to the Company’s Arrangement with Corner Bay Silver Inc. (the “Arrangement”) and approved by the Company’s shareholders on September 5, 2002. As at the date of this Information Circular all of the replacement options issued pursuant to the Arrangement have been exercised.

(2)	Expressed in US dollars based on CAD 1.1653 /1 US dollar exchange rate.

(3)	10% of the Company’s outstanding issue as at December 31, 2006 less options outstanding as at December 31, 2006.

Performance Graph
     The following graph compares the yearly percentage change in the Company’s cumulative total shareholder return on its Shares with the cumulative total return of the S&P/TSX Composite Index, for the financial years ended December 31, 2006, 2005, 2004, 2003, 2002, and 2001.

	(CAD$)
	PAA		S&P / TSX
	Closing Price	Base	Composite	Base
December 31, 2001	$6.71	100.00	7,688	100.00
December 31, 2002	$12.28	183.01	6,615	86.04
December 31, 2003	$18.46	275.11	8,221	106.93
December 31, 2004	$19.23	286.59	9,247	120.28
December 30, 2005	$21.91	326.53	11,272	146.62
December 29, 2006	$29.40	438.15	12,908	167.90

Interest of Insiders in Material Transactions
     No insider of the Company and no associate or affiliate of any insider has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Company.
Management Contracts
     Management functions of the Company are not, to any substantial degree, performed by a person other than the directors or senior officers of the Company through consulting contracts. Mr. Robert P. Pirooz, the Company’s General Counsel and Secretary, provides certain management services to the Company through a private company, controlled by him, Iris Consulting Limited. In this regard, the Company paid Iris Consulting Limited, through which Mr. Pirooz provides his services, $0.1 million for management and administrative services in 2006.

Interest of Certain Persons in Matters to be Acted Upon
     Except as disclosed herein, no director or executive officer of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.
Other Matters
     Management of the Company knows of no other matters which will be brought before the Meeting, other than those referred to in the Notice of Meeting. Should any other matters, which do not have a material effect on the business of the Company, properly come before the Meeting, the Shares represented by the proxies solicited hereby will be voted on those matters in accordance with the best judgment of the persons voting such proxies.
Additional Information
     Additional information relating to the Company is available on SEDAR at www.sedar.com. The Company’s financial information is provided in its comparative financial statements and management’s discussion and analysis (“MD&A”) for the most recently completed financial year. Copies of the financial statements and MD&A are available upon request to the Controller or the Secretary of the Company at 1500 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.
     Copies of the above documents will be provided free of charge to shareholders of the Company. The Company may require the payment of a reasonable charge from any person or Company who is not a shareholder of the Company and who requests a copy of any such document.
Approval of this Circular
     The contents of this Information Circular have been approved by the directors of the Company and its mailing has been authorized by the directors of the Company pursuant to resolutions passed as at March 21, 2007.
     DATED at Vancouver, British Columbia, this 21st day of March, 2007.

BY ORDER OF THE BOARD

Robert Pirooz,
General Counsel and Secretary

APPENDIX “A”
CORPORATE GOVERNANCE DISCLOSURE OF
PAN AMERICAN SILVER CORP.

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
Corporate Governance Practices		Comments

1.	Board of Directors

	(a) Disclose the identity of directors who are independent.	The following members of the board of directors (the “Board”) of Pan American Silver Corp. (the “Company”) proposed for nomination as directors are considered to be “independent”, within the meaning of the Corporate Governance Disclosure Rules:

William A. Fleckenstein – independent
Michael Larson – independent
Michael J.J. Maloney – independent
Paul B. Sweeney – independent
John M. Willson – independent

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.
▪    Ross J. Beaty — not independent — compensated member of the executive of the Company from April of 1994 to present

▪    Geoffrey A. Burns – not independent – current President and CEO of the Company directors who are not

▪ Robert Pirooz – not independent – current General Counsel and Secretary of the Company

(c)   Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.
A majority of the Company’s directors are independent - Five of the eight persons nominated as directors qualify as independent directors for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq rules.

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
Corporate Governance Practices	Comments

(d)   If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
▪ Ross Beaty – member of the board of directors and Co-Chairman of Western Copper Corp. Chair and member of the board of directors of Northern Peru Copper Corp. and Global Copper Corp.

▪   Michael Larson — member of the board of trustees of Western Asset/Claymore US Treasury Inflation Protected Securities Fund and Western Asset/Claymore US Treasury Inflation Protected Securities Fund (II).

▪ Robert Pirooz — member of the board of directors of Global Copper Corp., and Rodinia Minerals Inc.
▪ Paul Sweeney – member of the board of directors of, Newgold Inc., Pacific Rim Mining Corp. and Polaris Minerals Corporation.
▪ John Willson – member of the board of directors of Aber Diamond Corporation, Finning International Inc. and Nexen Inc.

(e)   Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.
At the beginning of each regularly scheduled board of directors meeting, the independent members of the Board hold in-camera meetings at which non-independent directors and members of management are not in attendance.

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
Corporate Governance Practices		Comments

(f)   Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.
Ross J. Beaty is the Chair of the Board and is not independent. William Fleckenstein, an independent director, has been appointed lead director. Michael J.J. Maloney, an independent director, is the Chairman of the Nominating and Governance Committee.

The Board has adopted a position description for the lead director, which was recommended for adoption by the Board by the Nominating and Governance Committee. The lead director’s primary responsibility is to ensure that the Board functions independent of management and to act as principal liaison between the independent directors and the Chief Executive Officer. The “Mandate of the Lead Director” was attached as Schedule “A” to the Company’s 2006 Information Circular and filed on SEDAR.

	(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	For the financial year ended December 31, 2006, the Board held 10 Board meetings. The following is a list of the directors’ attendance records:
Ross J. Beaty — attended 9 of 10 Board meetings
Geoffrey A. Burns — attended 10 of 10 Board meetings
William A. Fleckenstein — attended 9 of 10 Board meetings
Michael Larson – attended 8 of 10 Board meetings
Michael J.J. Maloney – attended 10 of 10 Board meetings
Paul B. Sweeney – attended 10 of 10 Board meetings
John M. Willson – attended 10 of 10 Board meetings
John H. Wright – attended 10 of 10 Board meetings

2.	Board Mandate

	Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board has adopted a formal written mandate which defines its stewardship responsibilities. The terms of the Board of Directors Mandate are attached hereto as Schedule “A”.

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
Corporate Governance Practices		Comments

3.	Position Descriptions

(a)   Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.
The Board has adopted a written position description for the chair of the Board, titled “Mandate of the Chairman of the Board” which was attached as Schedule “C” to the Company’s 2006 Information Circular and filed on SEDAR.

As the Chairman of the Board is not independent, a lead director has been appointed and given a mandate (see 1(f) above).

The chair of each committee has been provided with a mandate for the committee and has accepted leadership responsibilities for ensuring fulfilment of the applicable mandate. Each chair is sufficiently skilled through education and experience to lead the respective committee.

(b)   Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.
The Board has adopted a written position description for the chief executive officer, titled “Mandate of the Chief Executive Officer” which was attached as Schedule “D” to the Company’s 2006 Information Circular and filed on SEDAR.

4.	Orientation and Continuing Education

(a)   Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.
Each new director, on joining the Board, is given an outline of the nature of the Company’s business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company’s directors. Each new director is given a board manual which includes all Board policies and mandates. New directors are required to meet with management of the Company to discuss and better understand the business of the Company and will be advised by counsel to the Company of their legal obligations as directors of the Company. Directors have been and will continue to be given tours of the Company’s mines and development sites to give such directors additional insight into the Company’s business.

(b)   Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
Directors have been and will continue to be given tours of the Company’s silver mines and development sites to give such directors additional insight into the Company’s business. In addition, the General Counsel of the Company has the responsibility of circulating to the Board members a memorandum summarizing new and evolving precedents applicable to directors of public companies with respect to their conduct, duties and responsibilities.

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
Corporate Governance Practices		Comments

5.	Ethical Business Conduct

(a)   Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
As part of its stewardship responsibilities, the Board has approved a formal “Code of Ethical Conduct” (the “Code”) that is designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure. The Code is applicable to all the Company’s directors, officers and employees. The Board monitors compliance with the Code and is responsible for the granting of any waivers from these standards to directors or executive officers. Disclosure will be made by the Company of any waiver from these standards granted to the Company’s directors or executive officers in the Company’s quarterly report that immediately follows the grant of such waiver.

There has been no conduct of a director or executive officer that constitutes a departure from the Code, and no material change report in that respect has been filed.

(b)   Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Directors must disclose to the General Counsel any instances in which they perceive they have a material interest in any matter being considered by the Board; and if it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the transaction at issue is being considered by the Board.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	The Company’s Nominating and Governance Committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct.

The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
Corporate Governance Practices		Comments

6.	Nomination of Directors

(a)  Describe the process by which the Board identifies new candidates for Board nomination.
(b)  Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.
(c)  If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The Nominating and Governance Committee identifies, reviews the qualifications of and recommends to the Board possible nominees for election or re-election to the Board at each annual general meeting of the Company and identifies, reviews the qualifications of and recommends to the Board possible candidates to fill vacancies on the Board between annual general meetings. The Nominating and Governance Committee also annually reviews and makes recommendations to the Board with respect to the composition of the Board.

All members of the Nominating and Governance Committee are outside, non-management and independent directors in accordance with the Corporate Governance Disclosure Rules and the Nasdaq Rules.

The Nominating and Governance Committee oversees the effective functioning of the Board and annually reviews and makes recommendations to the Board with respect to:
(i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board.

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
Corporate Governance Practices		Comments

7.	Compensation

(a)  Describe the process by which the Board determines the compensation for the issuer’s directors and officers.
(b)  Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.
(c)  If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
(d)  If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
The Company’s Director of Human Resources and Compensation Committee reviews overall compensation policies and makes recommendations to the Board on the compensation of executive officers.

The Compensation Committee is comprised of two directors, both of whom are independent directors for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq rules. The Chairman of the Compensation Committee is John M. Willson.

The Compensation Committee determines the salary and benefits of the executive officers of the Company, determines the general compensation structure, policies and programs of the Company, administers the Company’s Annual Incentive Plan, Long-Term Incentive Plan and Stock Option and Stock Bonus Plan, and delivers an annual report to shareholders on executive compensation.

In addition, the Compensation Committee reviews and makes recommendations to the Board for approval with respect to the annual and long term corporate goals and objectives relevant to determining the compensation of the President and CEO and the Chairman of the Board.

8.	Other Board Committees

	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board also has a Health, Safety and Environment Committee which consists of eight directors (all of the members of the Board). The Company recognizes that proper care of the environment is integral to its existence, its employees, the communities in which it operates and all of its operations. The Health, Safety and Environment Committee ensures that an audit is made of all construction, remediation and active mines. The results of such audits are reported to the Health, Safety and Environment Committee as is the progress on any significant remediation efforts. The Health, Safety and Environment Committee ensures that strict policies with respect to the health and safety of its employees are in place at each of its operations and that such policies are enforced.

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
Corporate Governance Practices		Comments

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Chairman of the Board and the CEO are assessed each year on the basis of the objectives set out by the Board for their respective positions, their individual performance throughout the year and their ability to execute on long-term strategy. The Chairman and the CEO are assessed first by the Compensation Committee and then by the Board as a whole.

The Board has also appointed a Nominating and Governance Committee, which proposes and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board. During 2005, the Nominating and Governance Committee, in consultation with the entire Board, undertook to formally establish the roles and responsibilities of each of the Lead Director, the Chairman of the Board and the CEO and determine against what criteria each such position should be assessed.

In 2006, the Nominating and Governance committee developed a process to assess the Board as a whole and the committees of the Board. The performance assessment of the Board and each Committee of the Board is based on information and feedback obtained from director evaluation questionnaires provided to each director. Each director is asked to complete and return the assessment questionnaire to the Lead Director on a confidential basis. The Lead director may discuss the completed questionnaires with individual directors where clarification is required. The evaluation process focuses on Board and Committee performance, and also asks for peer feedback and suggestions or comments regarding the performance of the Chair of each Committee and the Lead Director. The Lead Director reports the results of the performance assessments to the Board.

The Board and the Nominating and Governance Committee have not formally assessed the effectiveness of each member of the Board, however each Board member is significantly qualified through their current or previous professions. Each member fully participates in each meeting having in all cases been specifically canvassed for their input.

SCHEDULE “A”
PAN AMERICAN SILVER CORP.
(the “Company”)
BOARD OF DIRECTORS MANDATE
STEWARDSHIP RESPONSIBILITY
A.	Subject to the Memorandum and Articles of the Company and applicable law, the Board of Directors of the Company (the “Board”) has a responsibility for the stewardship of the Company, including the responsibility to:
(i)	supervise the management of and oversee the conduct of business of the Company;

(ii)	provide leadership and direction to management;

(iii)	evaluate management;

(iv)	set policies appropriate for the business of the Company; and

(v)	approve corporate strategies and goals.
BOARD COMPOSITION AND MEETINGS
A.	A majority of the Board shall be unrelated to the Company.
For the purposes of this Mandate, an “unrelated director” means a director who is independent of the management of the Company and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.
B.	The directors will be elected each year by the shareholders of the Company at the annual general meeting of shareholders. The Nominating and Governance Committee will recommend to the full Board nominees for election to the Board and the Board will propose a slate of nominees to the shareholders for election as directors for the ensuing year.
C.	Immediately following each annual general meeting, the Board shall:
(i)	elect a Chairman of the Board and, when desirable, a lead director of the Board, and establish their duties and responsibilities;

(ii)	appoint the President and CEO of the Company and establish their duties and responsibilities;

(iii)	on the recommendation of the CEO, appoint the senior officers of the Company and approve the senior management structure of the Company;

(iv)	appoint a nominating and governance committee, an audit committee, a compensation committee and a health, safety and environment committee; and

(v)	approve the mandate, duties and responsibilities of each committee of the board of directors;
D.	The Board shall be responsible for monitoring the performance of the President and CEO, and for determining the compensation of the President and CEO.
A-i

E.	From time to time, the Board may appoint special committees to assist the Board in connection with specific matters.
F.	The Board shall meet not less than four times during each year and will endeavour to hold one meeting in each financial quarter. The Board will also meet at any other time at the call of the Chairman of the Board or, subject to the Memorandum and Articles of the Company, of any director.
POSITION DESCRIPTIONS
A.	The Board will ensure the Company has management of the highest calibre. This responsibility is carried out primarily by:
(i)	appointing the President as the Company’s business leader and developing criteria and objectives against which the Board will assess, on an ongoing basis, the President’s performance;

(ii)	developing position descriptions for the Chairman of the Board and the chair of each board committee and, with the CEO, developing position descriptions for the President and CEO, and regularly assessing those appointed individuals against such descriptions; and

(iii)	developing and approving corporate objectives which the CEO is responsible for meeting, and assessing the CEO against these objectives.
B.	A principal responsibility of the Chairman of the Board will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time. The Chairman of the Board need not be independent of management.
C.	The principal duties and responsibilities of the lead director will be as established by the Board from time to time. The lead director will be independent of management.

D.	The Board will ensure that proper limits are placed on management’s authority.
STRATEGIC PLANNING PROCESS AND RISK MANAGEMENT SYSTEM
A.	The Board is responsible for adopting, supervising and providing guidance on the strategic planning process and approving a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business.
B.	The President and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Company, which are to be reviewed and approved not less than annually by the Board.
C.	The Board will have a continuing understanding of the principal risks associated with the business, largely through continuous communication with management. The Board will ensure the implementation of appropriate systems to manage any such risks.
D.	The Board will provide guidance to the President and senior management team with respect to the Company’s ongoing strategic plan. The Board is responsible for monitoring the success of management in implementing the approved strategies and goals.
INTERNAL CONTROLS AND MANAGEMENT INFORMATION SYSTEMS
A.	Through the President and CEO, management will establish systems to ensure that appropriate and responsible levels of internal controls are in place for the Company. The confidence of the Board in the ability and integrity of management is the paramount control mechanism.
     A-ii

COMMUNICATIONS POLICY
A.	The Board will monitor and review annually the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including:
(i)	effective means to enable shareholders to communicate with senior management and the Board; and

(ii)	effective channels by which the Company will interact with analysts and the public.
B.	The Board will approve the content of the Company’s major communications to shareholders and the investing public, including interim and annual reports, the Management Information Circular, the Annual Information Form, any prospectuses that may be issued and significant press releases.
C.	The Board will maintain a Corporate Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media.
SUCCESSION PLANNING
A.	The Board will keep in place, and review regularly, adequate and effective succession plans for the Chairman, President and senior management personnel (including appointing, training and monitoring senior management).
BOARD INDEPENDENCE
A.	The Board will provide for the independent functioning of the Board. The Board will implement appropriate structures and procedures to ensure that the Board can function independently of management at such times as is desirable or necessary through:
(i)	the recruitment of strong, independent directors, who shall compose a majority of the Board;

(ii)	the appointment of a committee of directors independent of management;

(iii)	the appointment of a lead director who is not a member of management; and

(iv)	the institution of regular meetings of independent directors at every quarterly Board meeting, without the presence of management and which is chaired by the lead director.
B.	All directors will have open access to the Company’s senior management.
C.	The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.
NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION
A.	The Nominating and Governance Committee, in conjunction with the Chairman and President, is responsible for ensuring that new directors are provided with an orientation and education program.
B.	The details of the orientation of each new director will be tailored to that director’s individual needs and areas of interest.
C.	The Board will assist the Nominating and Governance Committee in establishing and maintaining an ongoing director education program.
     A-iii

GENERAL OBLIGATIONS
A.	Approve all capital plans and establish priorities for the allocation of funds to ongoing operations and capital projects.

B.	Approve all single expenditure items proposed by the Company exceeding $2,000,000 not provided for in any approved capital plan.

C.	Approve any policy for hedging and forward sales of silver and/or base metals.

D.	Approve any policy for management of foreign currency risk.

E.	Approve the annual budget.

F.	Attend, prepare for and be actively involved in regular Board meetings and, if applicable, Board committee meetings.

G.	Develop the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

H.	Adopt and monitor, through the Nominating and Governance Committee, a formal code of business ethics that will govern the behaviour of directors, officers and employees of the Company, and, in appropriate circumstances, grant waivers from such code of business conduct.
INDEPENDENT ADVISORS
A.	The Board and any committees may at any time retain outside financial, legal or other advisors at the expense of the Company. Any director may, subject to the approval of the Chairman of the Board, retain an outside advisor at the expense of the Company.
     A-iv

Suite 1500 – 625 Howe Street
Vancouver, B.C.
Canada V6C 2T6
Tel : 604.684.1175
Fax : 604.684.0147
info@panamericansilver.com
www.panamericansilver.com